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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549
                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                (Amendment No.    )*

                           First Mutual Bancshares, Inc.
                                  (Name of Issuer)

                      Common Stock, par value $1.00 per share
                           (Title of Class of Securities)

                                     32190E102
                                   (CUSIP Number)

                                Mark R. Beatty, Esq.
                             Preston Gates & Ellis LLP
                            701 Fifth Avenue, Suite 5000
                             Seattle, Washington  98104
                                   (206) 623-7580
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  October 26, 1999
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.:  32190E102

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1    NAME OF REPORTING PERSON

          F. Kemper Freeman, Jr.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]
  (b) [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

          PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington

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                             7    SOLE VOTING POWER

      NUMBER OF SHARES            250,394
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH

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                             8    SHARED VOTING POWER

                                  18,869

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                             9    SOLE DISPOSITIVE POWER

                                  250,394

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                             10   SHARED DISPOSITIVE POWER

                                  18,869
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     558,389

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%

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14   TYPE OF REPORTING PERSON

          IN

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Item 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of First Mutual Bancshares, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 400 108th Avenue N.E., Bellevue, WA 98004.

Item 2.   IDENTITY AND BACKGROUND

     This statement is being filed by F. Kemper Freeman, Jr., whose business address is c/o Kemper Development Co., 10500 N.E. 8th St., Suite 600, Bellevue, WA 98004. Mr. Freeman's present principal occupation is real estate owner and developer. Mr. Freeman is also the Chairman of the Board of Directors of the Issuer.

     Mr. Freeman has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See response to Item 4.

Item 4.   PURPOSE OF TRANSACTION

     Prior to October 26, 1999, Mr. Freeman beneficially owned 558,389 shares of the common stock of First Mutual Savings Bank ("First Mutual"), a stock savings bank chartered under Title 32 of the Revised Code of Washington. On October 26, 1999, First Mutual completed a reorganization into the holding company form of ownership (the "reorganization"). As a result of the reorganization, among other things, all of the issued and outstanding shares of common stock, $1.00 par value per share, of First Mutual were automatically converted by operation of law on a one-for-one basis into an equal number of issued and outstanding shares of Common Stock of the Issuer. Mr. Freeman was not required to pay any consideration in connection with the conversion of his shares of First Mutual common stock into an equal number of shares of the Common Stock pursuant to the reorganization.

     Mr. Freeman presently holds the Common Stock for investment purposes only. Mr. Freeman will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Mr. Freeman has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Mr. Freeman's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Mr. Freeman's portfolio.

     Other than in his capacity as the Chairman of the Board of Directors, Mr. Freeman has no present intent or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section


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12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

       Mr. Freeman reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the filing date of this Schedule 13D, Mr. Freeman beneficially owns 558,389 shares of the Common Stock, which represents approximately 11.9% of the shares of Common Stock currently issued and outstanding. The 558,389 shares include: (i) 201,944 shares owned by Mr. Freeman individually; (ii) 18,869 shares held jointly with his spouse; (iii) 48,450 shares held in a trust for his daughter, of which he is trustee and has sole voting and investment power; (iv) 226,166 shares held by a corporation, Bellevue Square Managers Inc., of which he is a director, shareholder and president; (v) 59,515 shares held by his spouse; and (vi) options to purchase 3,445 shares of Common Stock, which are exercisable within 60 days. This statement is not an admission that Mr. Freeman is the beneficial owner of the shares of Common Stock held in trust for his daughter or held by Bellevue Square Managers Inc. and Mr. Freeman expressly disclaims beneficial ownership of such shares.

     (b) As of the filing date of this Schedule 13D, Mr. Freeman has sole power to vote or direct the vote and dispose or direct the disposition of 250,394 shares of the Common Stock. Mr. Freeman has shared power to vote or direct the vote and dispose or direct the disposition of 18,869 shares of the Common Stock.

     (c) Mr. Freeman did not effect any transactions in the First Mutual common stock during the 60 days prior to the reorganization and has not effected any transactions in the Common Stock following the reorganization.

     (d) The shares beneficially owned by Mr. Freeman include (i) 18,869 shares held jointly with his spouse; (ii) 48,450 shares held in a trust for his daughter, of which he is trustee; (iii) 226,166 shares held by Bellevue Square Managers Inc.; and (iv) 59,515 shares held by his spouse.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as disclosed in this statement, Mr. Freeman has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS

       None.
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                                     SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        F. KEMPER FREEMAN, JR.

                                        /s/ F. Kemper Freeman, Jr.

November 5, 1999